                                                               FORM 3

                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*  2.  Date of Event         4. Issuer Name and Ticker or Trading Symbol
   Langley Partners, L.P.                     Requiring Statement
   _____________________________________      (Month/Day/Year)         Hecla Mining Company
   (Last)           (First)     (Middle)                               NYSE Symbol: HL
                                              7/25/2002             5. Relationship of Reporting Person    6.  If Amendment,
   535 Madison Avenue, 7th Floor                                       to Issuer (Check all applicable)        Date of Original
   _____________________________________  3.  I.R.S. Identification                                            (Month/Day/Year)
                (Street)                      Number of Reporting      __ Director       _X_ 10% Owner
                                              Person, if an Entity
   New York,       New York      10022        (Voluntary)             __ Officer (give  __ Other (specify  7.  Individual or Joint/
   _____________________________________                                 title below)      below)              Group Filing (Check
   (City)            (State)     (Zip)                                                                         Applicable Line)
                                                                                                           ___ Form filed by One
                                                                                                               Reporting Person
                                                                                                           _X_ Form filed by more
                                                                                                               than One Reporting
                                                                                                               Person
                                  Table 1 - Non-Derivative Securities Beneficially Owned

1.  Title of Security                 2. Amount of Securities     3. Ownership Form: Direct  4. Nature of Indirect Beneficial
    (Instr. 4)                           Beneficially Owned          (D) or Indirect (I)        Ownership (Instr. 5)
                                         (Instr. 4)                  (Instr. 5)
---------------------                    --------------------        ----------------------     -----------------------------

*If the form is filed by more than one Reporting Person, see Instruction 5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                 (Print or Type Responses)                                                   (Over)

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                          Table II - Derivative Securities Beneficially Owned
                      (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative   2. Date Exercisable     3. Title and Amount of      4. Conversion or   5. Ownership     6. Nature of
   Security (Instr. 4)      and Expiration Date     Securities Underlying       Exercise Price     Form of Deri-    Indirect
-----------------------     (Month/Day/Year)        Derivative Security         of Derivative      vative Sec-      Beneficial
                                                    (Instr. 4)                  Security           urity: Di-       Ownership
                         ---------------------      ----------------------                         rect (D) or      (Instr. 5)
                                       Expira-                    Amount                           Indirect (I)
                           Date Exer-  tion                       or Number                        (Instr. 5)
                           cisable     Date           Title       of Shares
                           ---------   -------     -------------  ---------     --------------    --------------    ----------

Series B 7% Preferred      Immediately            Common Stock,    54,018.72(1)     $15.55              D(2)
 Stock, par value $0.25                           par value
 per share                                        $0.25 per share

Series B 7% Preferred      Immediately            Common Stock,   400,317.30(1)     $15.55              I(3)
  Stock, par value $0.25                          par value
  per share                                       $0.25 per share

Explanation of Responses:

(1)  Each share of Series B 7% Preferred Stock, par value $0.25 per share (the "Preferred Stock"), is convertible into approximately 3.2154 shares of Common Stock.

(2)  Langley Partners, L.P. is the record holder of 16,800 shares of Preferred Stock.  Each of Langley
Management, LLC, Langley Capital, LLC and Jeffrey Thorp, all of whom may be deemed to be the beneficial owner of the 16,800 shares of Preferred Stock held of record by Langley Partners, L.P., disclaim beneficial ownership of the reported securities except to the extent of each of their respective pecuniary interests therein, and this report shall not be deemed an admission that any such reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(3)  Langley Partners, L.P. has the right to acquire 124,500 shares of Preferred Stock (the "Additional Preferred Stock")
through a call option with Lehman Brothers Inc. The call option is currently comprised of long and short positions on a basket of securities of a number of companies (the "Other Securities") in addition to the Additional Preferred Stock of Hecla Mining Company.
The Additional Preferred Stock represents approximately 46% of the total notional market values of the option components as of
September 10, 2002. Langley Partners, L.P. has the right to acquire the Additional Preferred Stock within sixty (60) days through physical settlement of its option on such shares. The current exercise price of the option on the basket of securities is
$307,390 (the "Basket Exercise Price") and the expiration date of the option is August 7, 2003. To the extent that the components of the basket of securities are modified upon the mutual consent of Langley Partners, L.P. and Lehman Brothers Inc., the Basket Exercise Price would be changed. There is no currently determinable exercise price for the Additional Preferred Stock, as it cannot be purchased separately from the basket. In order to acquire the Additional Preferred Stock through the option,
Langley Partners, L.P. must simultaneously settle all of its positions on the Other Securities and, therefore, acquire the
Other Securities at the same time as Langley Partners, L.P. acquires the Additional Preferred Stock. Unless and until the
Additional Preferred Stock is acquired by Langley Partners, L.P., in whole or in part, Lehman Brothers Inc. (to the extent it currently owns such shares) shall remain the record owner of the Additional Preferred Stock and shall have the right to vote and dispose of such shares of Additional Preferred Stock.  Each of Langley Partners, L.P., Langley Management, LLC, Langley Capital,
LLC and Jeffrey Thorp, all of whom may be deemed to be the beneficial owner of the Additional Preferred Stock that Langley
Partners, L.P. has the right to acquire, disclaim beneficial ownership of the reported securities except to the extent of each of their respective pecuniary interests therein, if any, and this report shall not be deemed an admission that any such reporting person is the beneficial owner of the Additional Preferred Stock for purposes of Section 16 or for any other purpose.

**   Intentional misstatements or omissions of facts constitute                 /s/Jeffrey Thorp                        9/12/02
     Federal Criminal Violations.                                               -------------------------------      --------------
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                  **Signature of Reporting Person           Date

                                                                                Jeffrey Thorp, in his capacity
                                                                                as managing member of each of
                                                                                Langley Management, LLC and
                                                                                Langley Capital, LLC, the
                                                                                general partners of Langley
                                                                                Partners, L.P.

Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.                                                     Page 2

                                                 (Print or Type Responses)

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                                                  Joint Filer Information

1.   Name:     Langley Management, LLC

2.   Address:  535 Madison Avenue, 7th Floor
               New York, NY 10022

3.   Designated Filer:  Langley Partners, L.P.

4.   Issuer & Ticker Symbol:  Hecla Mining Company
                                  NYSE Symbol: HL

5.   Date of Event Requiring Statement:  July 25, 2002

/s/ Jeffrey Thorp                           9/12/02
---------------------------------           ----------------
Jeffrey Thorp, in his capacity as           Date
managing member of Langley
Management, LLC

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                                                  Joint Filer Information

1.   Name:     Langley Capital, LLC

2.   Address:  535 Madison Avenue, 7th Floor
               New York, NY 10022

3.   Designated Filer:  Langley Partners, L.P.

4.   Issuer & Ticker Symbol:  Hecla Mining Company
                                  NYSE Symbol: HL

5.   Date of Event Requiring Statement:  July 25, 2002

/s/ Jeffrey Thorp                           9/12/02
---------------------------------           ----------------
Jeffrey Thorp, in his capacity as           Date
managing member of Langley
Capital, LLC

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                                                  Joint Filer Information

1.   Name:     Jeffrey Thorp

2.   Address:  535 Madison Avenue, 7th Floor
               New York, NY 10022

3.   Designated Filer:  Langley Partners, L.P.

4.   Issuer & Ticker Symbol:  Hecla Mining Company
                                  NYSE Symbol: HL

5.   Date of Event Requiring Statement:  July 25, 2002

/s/ Jeffrey Thorp                           9/12/02
---------------------------------           ----------------
Jeffrey Thorp                               Date

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